Saban Capital Acquisition Corp.

10100 Santa Monica Boulevard, 26th Floor

Los Angeles, California 90067

March 7, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Saban Capital Acquisition Corp.

Request for Withdrawal of Registration Statement on Form S-4

(File No. 333-228753)

Ladies and Gentlemen:

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), Saban Capital Acquisition Corp. (the “Company”) hereby respectfully requests that the Company’s Registration Statement on Form S-4 (File No. 333-228753), together with all exhibits thereto (the “Registration Statement”), filed with the Securities and Exchange Commission (the “Commission”) on December 12, 2018, be withdrawn, effective as of the date hereof. The Company is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement. The Registration Statement has not been declared effective by the Commission, and no securities have been sold thereunder. Therefore, the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company requests that, in accordance with Rule 457(p) of the Securities Act and subject to compliance with the requirements thereof, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for potential future use.

If you require any additional information, please contact David C. Eisman of Skadden, Arps, Slate, Meagher & Flom LLP at (213) 687-5000.

Very truly yours,

SABAN CAPITAL ACQUISITION CORP.

By:	/s/ Adam Chesnoff
	Name:	Adam Chesnoff
	Title:	Chief Executive Officer and President

cc:	Saban Capital Acquisition Corp.

Niveen S. Tadros

Skadden, Arps, Slate, Meagher & Flom LLP

Jeffrey H. Cohen, Esq.

David C. Eisman, Esq.